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                                          Filed by Frankfort First Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                                 Subject Company:  Frankfort First Bancorp, Inc.
                                                    Commission File No.: 0-26360


Frankfort First Bancorp, Inc.

For Immediate Release January 25, 2005
Contact:  Don Jennings, President, or Clay Hulette, Vice President
             (502) 223-1638
             216 West Main Street
             P.O. Box 535
             Frankfort, KY 40602

                 FRANKFORT FIRST BANCORP, INC. RELEASES EARNINGS

         Frankfort First Bancorp, Inc. (Nasdaq: FKKY), the holding company for First Federal Savings Bank of Frankfort, Kentucky, announced net earnings of $180,000 or $0.14 diluted earnings per share for the three month period ended December 31, 2004, compared to $214,000 or $0.16 diluted earnings per share for the three month period ended December 31, 2003. This results in a 12.5% decrease in diluted earnings per share for the quarter ended December 31, 2004. Net earnings for the six month period ended December 31, 2004 were $389,000 or $0.29 diluted earnings per share compared to net earnings of $465,000 or diluted earnings per share of $0.35 for the six month period ended December 31, 2003, a 17.1% decrease in earnings, period to period.

         Net earnings decreased by $34,000 or 15.9% from quarter to quarter largely due to a decrease in net interest income and an increase in general, administrative and other expense. Net interest income decreased by $48,000 or 6.0% for the three month period ended December 31, 2004 compared to the 2003 period. General, administrative and other expense increased by $41,000 or 8.3% quarter to quarter, largely due to lower deferred costs on loans originated during the quarter just ended compared to last year's quarter. To a lesser extent benefit costs contributed to the overall increase.

         Net earnings for the six month period ended December 31, 2004 decreased $76,000 or 16.3% compared to the prior year period. The decrease in net earnings is attributable to the same factors identified for the quarter then ended. Net interest income decreased $67,000 or 4.2% from period to period. Other operating income increased $64,000 or 256.0%, while general, administrative and other expense increased $135,000 or 14.8% compared to the prior year period.

         At December 31, 2004, the Company reported its book value per share as $13.58 compared to $13.83 at June 30, 2004.

         On July 16, 2004, Frankfort First Bancorp, Inc. announced that it had executed a definitive agreement with First Federal Savings and Loan Association of Hazard, Kentucky pursuant to which First Federal Savings and Loan Association of Hazard will reorganize into a mutual holding company in order to acquire Frankfort First Bancorp for $23.50 per share of outstanding Frankfort First Bancorp common stock. This transaction is expected to close in the first calendar quarter of 2005.



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         The proposed acquisition has been submitted to Frankfort First
Bancorp's stockholders for their consideration. Kentucky First Federal Bancorp, Inc., the new mid-tier holding company to be formed by First Federal in the reorganization, has filed a registration statement, including a prospectus, and other relevant documents concerning the reorganization and the merger; and Frankfort First Bancorp has filed a proxy statement and other relevant documents concerning the merger, with the United States Securities and Exchange Commission (the "SEC").

         We urge potential investors to read the registration statement and the prospectus and Frankfort First Bancorp stockholders to read the Frankfort First Bancorp proxy statement which has been filed with the SEC, because they contain important additional information. Interested parties are able to obtain these documents free of charge at the SEC's web site (www.sec.gov). Copies of the prospectus have been sent to First Federal Savings and Loan Association of Hazard's members and the proxy statement to Frankfort First Bancorp's stockholders. Copies of the proxy statement can be obtained, without charge, from the Investor Relations Department at Frankfort First Bancorp, Inc., 216 West Main Street, P.O. Box 535, Frankfort, Kentucky 40602. Copies of the prospectus can be obtained, without charge, from the Secretary of First Federal Savings and Loan Association of Hazard, 479 Main Street, P.O. Box 1069, Hazard, Kentucky 41702.

         The directors, executive officers, and certain other members of management of Frankfort First Bancorp, Inc. may be soliciting proxies in favor of the merger from the Frankfort First Bancorp, Inc. stockholders. For information about these directors, executive officers, and members of management, stockholders are asked to refer to the definitive proxy statement filed by Frankfort First Bancorp, Inc. with the SEC on Schedule 14A.

         This press release may contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Act of 1995 or the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectation regarding important risk factors including, but not limited to, real estate values and the impact of interest rates on financing. Accordingly, actual results may differ from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that results expressed therein will be achieved.

         First Federal Savings Bank of Frankfort operates three offices in Frankfort, Kentucky. Frankfort First Bancorp, Inc. shares are traded on the Nasdaq National Market under the symbol FKKY. At December 31, 2004 the Company had approximately 1,265,000 shares outstanding.



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SUMMARY OF FINANCIAL HIGHLIGHTS



CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                      December 31,        June 30,
                                                          2004              2004
                                                          ----              ----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                       (UNAUDITED)        (AUDITED)
Assets
     Cash and Cash Equivalents                       $       725         $    1,122
     Investment Securities                                 2,398              4,858
     Loans Receivable, net                               122,149            125,262
     Other Assets                                          7,065              6,876
                                                     -----------         ----------
          Total Assets                               $   132,337         $  138,118
                                                     ===========         ==========
Liabilities
     Deposits                                        $    71,984         $   75,025
     FHLB Advances                                        41,713             43,718
     Other Liabilities                                     1,470              1,861
                                                     -----------         ----------
        Total Liabilities                                115,167            120,604

Shareholders' Equity                                      17,170             17,514
                                                     -----------         ----------

Total Liabilities and Equity                         $   132,337         $  138,118
                                                     ===========         ==========

Book Value Per Share                                 $     13.58         $    13.83
                                                     ===========         ==========


CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                     Six months ended December 31,           Three months ended December 31,
                                                         2004              2003                   2004              2003
                                                         ----              ----                   ----              ----
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                            (UNAUDITED)                              (UNAUDITED)

     Interest Income                                 $     3,653       $    3,896             $    1,812         $    1,933
     Interest Expense                                      2,123            2,299                  1,054              1,127
                                                     -----------       ----------             ----------         ----------
     Net Interest Income                                   1,530            1,597                    758                806

     Provision for Losses on Loans                            --               --                     --                 --
     Other Operating Income                                   89               25                     37                 13
     General, Administrative, and Other Expense            1,050              915                    533                492
                                                     -----------       ----------             ----------         ----------

     Earnings Before Federal Income Taxes                    569              707                    262                327
     Federal Income Taxes                                    180              242                     82                113
                                                     -----------       ----------             ----------         ----------
     Net Earnings                                    $       389       $      465             $      180         $      214
                                                     ===========       ==========             ==========         ==========

     Basic Earnings Per Share                        $      0.31       $     0.37             $     0.14         $     0.17
     Diluted Earnings Per Share                      $      0.29       $     0.35             $     0.14         $     0.16
     Dividends Per Share                             $      0.56       $     0.56             $     0.28         $     0.28
